Exhibit (a)(17)
BHP Billiton’s deadline extension does nothing to change the underlying facts. The PotashCorp Board of Directors is unanimous in its belief that the BHP Billiton offer substantially undervalues PotashCorp and fails to reflect both the value of our premier position in a strategically vital industry and our unparalleled future growth prospects.
PotashCorp notes that the Canadian Competition Bureau has exercised its right to issue a Supplementary Information Request (“SIR”) (known as a “second request” under U.S. competition review) to BHP Billiton requesting additional information relevant to its review of BHP Billiton’s unsolicited offer for PotashCorp. PotashCorp reminds its shareholders that its Board of Directors recommends that shareholders reject BHP Billiton’s US$130 per share unsolicited offer and not tender their shares into the offer. The PotashCorp Board believes that the offer is wholly inadequate and is not in the best interests of the Company, its shareholders or other stakeholders.
To allow time for completion of the regulatory review of the transaction, BHP Billiton has extended the expiry date of its offer until 11:59 p.m. (Eastern Time) on November 18, 2010.
Important Information
This statement is neither an offer to purchase nor the solicitation of an offer to sell any securities. On August 23, 2010, PotashCorp filed a solicitation/recommendation statement on Schedule 14D-9 with the Securities and Exchange Commission (the “SEC”) with respect to the offer to purchase commenced by BHP Billiton Development 2 (Canada) Limited, a wholly-owned subsidiary of BHP Billiton Plc. Investors and security holders of PotashCorp are urged to read the solicitation/recommendation statement and any other relevant documents filed with the SEC, which contain important information.
Investors and security holders may obtain a free copy of the solicitation/recommendation statement and other documents that PotashCorp files with the SEC through the website maintained by the SEC at www.sec.gov and through the website maintained by PotashCorp at www.potashcorp.com. In addition, the solicitation/recommendation statement and other documents filed by PotashCorp with the SEC may be obtained from PotashCorp free of charge by directing a request to Potash Corporation of Saskatchewan Inc., 122 – 1st Avenue South, Suite 500, Saskatoon, Saskatchewan, Canada S7K 7G3, (306) 933-8500.